BioSig Technologies, Inc.

12424 Wilshire Blvd., Suite 745

Los Angeles, California 90025

March 28, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Michael Fay

Re:	BioSig Technologies, Inc. Registration Statement on Form S-3, filed on March 22, 2019 File No. 333- 230448 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BioSig Technologies, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on March 29, 2019, or as soon thereafter as practicable.

Very truly yours,

BIOSIG TECHNOLOGIES, INC.

By:	/s/ Steve Chaussy
Steve Chaussy Chief Financial Officer

cc:    Rick A. Werner, Esq., Haynes and Boone, LLP